Exhibit 99.1

Silvercorp Reports Adjusted Net Income of $11.5 Million, $0.06 per Share, and Cash Flow from Operations of $23.6 Million for Q3 Fiscal 2024

Trading Symbol:  TSX: SVM
NYSE AMERICAN: SVM

VANCOUVER, BC, Feb. 8, 2024 /CNW/ - Silvercorp Metals Inc. ("Silvercorp" or the "Company") (TSX/NYSE American: SVM) reports its financial and operating results for the three months ended December 31, 2023 ("Q3 Fiscal 2024"). All amounts are expressed in US dollars, and figures may not add due to rounding.

HIGHLIGHTS FOR Q3 FISCAL 2024

  Mined 345,273 tonnes of ore, milled 312,500 tonnes of ore, and produced approximately 1,342 ounces of gold, 1.7 million ounces of silver, or approximately 1.8 million ounces of silver equivalent, plus 16.8 million pounds of lead and 7.4 million pounds of zinc;
  Sold approximately 1,342 ounces of gold, 1.7 million ounces of silver, 16.2 million pounds of lead, and 7.3 million pounds of zinc, for revenue of $58.5 million;
  Reported net income attributable to equity shareholders of $10.5 million, or $0.06 per share;
  Realized adjusted earnings attributable to equity shareholders of $11.5 million, or $0.06 per share;
  Generated cash flow from operating activities of $23.6 million;
  Cash costs per ounce of silver, net of by-product credits, of negative $0.96;
  All-in sustaining costs per ounce of silver, net of by-product credits, of $11.33;
  Spent and capitalized $1.6 million on exploration drilling, $14.1 million on underground development, and $3.9 million on equipment and facilities, including $1.3 million on construction of the new tailings storage facility;
  Entered into a Bid Implementation Deed ("BID") with OreCorp Limited (ASX: ORR) ("OreCorp") to launch an off-market takeover to acquire all OreCorp Shares not already owned by Silvercorp for A$0.19 cash plus 0.0967 common shares of Silvercorp per OreCorp Share; and
  Strong balance sheet with $198.3 million in cash and cash equivalents and short-term investments. The Company holds a further equity investment portfolio in associates and other companies with a total market value of $139.5 million as at December 31, 2023.

CONSOLIDATED FINANCIAL RESULTS

	Three months ended December 31,			Nine months ended December 31,
	2023	2022	Changes	2023	2022	Changes
Financial Results
Revenue (in thousands of $)	$ 58,508	$ 58,651	0%	$ 172,506	$ 173,982	-1%
Mine operating earnings (in thousands of $)	23,307	21,744	7%	67,551	61,007	11%
Net income (loss) attributable to equity holders (in thousands of $)	10,510	11,916	-12%	30,777	20,373	51%
Earnings (loss) per share - basic ($/share)	0.06	0.07	-14%	0.17	0.12	42%
Adjusted earnings attributable to equity holders (in thousands of $)	11,452	11,775	-3%	35,498	32,056	11%
Adjusted earning per share - basic ($/share)	0.06	0.07	-14%	0.20	0.18	11%
Net cash generated from operating activities (in thousands of $)	23,607	25,661	-8%	81,332	79,901	2%
Capitalized expenditures (in thousands of $)	19,635	15,484	27%	50,609	48,366	5%
Metals sold
Gold (ounces)	1,342	1,100	22%	5,352	3,400	57%
Silver (in thousands of ounces)	1,703	1,860	-8%	5,096	5,564	-8%
Lead (in thousands of pounds)	16,248	19,273	-16%	48,753	55,666	-12%
Zinc (in thousands of pounds)	7,320	7,119	3%	18,818	19,987	-6%
Average Selling Price, Net of Value Added Tax and Smelter Charges
Gold ($/ounce)	1,718	1,541	11%	1,754	1,479	19%
Silver ($/ounce)	20.14	17.17	17%	19.74	16.91	17%
Lead ($/pound)	0.87	0.85	2%	0.86	0.87	-1%
Zinc ($/pound)	0.82	0.96	-15%	0.81	1.09	-26%
Financial Position as at	December 31, 2023	September 30, 2023		December 31, 2023	March 31, 2023
Cash and cash equivalents and short-term investments (in thousands of $)	198,295	189,091	5%	198,295	203,323	-2%
Working capital (in thousands of $)	159,555	154,330	3%	159,555	177,808	-10%

Revenue in Q3 Fiscal 2024 was $58.5 million, a slight decrease compared to $58.7 million in Q3 Fiscal 2023. The decrease is mainly due to the decrease in silver and lead sold and a lower zinc price, offset by the increase in the net realized selling prices for gold, silver, and lead.

Income from mine operations in Q3 Fiscal 2024 was $23.3 million, up 7% compared to $21.7 million in Q3 Fiscal 2023. Income from mine operations at the Ying Mining District was $21.5 million, compared to $19.0 million in Q3 Fiscal 2023. Income from mine operations at the GC Mine was $1.9 million, compared to income of $2.9 million in Q3 Fiscal 2023.

Net income attributable to equity shareholders of the Company in Q3 Fiscal 2024 was $10.5 million or $0.06 per share, compared to net income of $11.9 million or $0.07 per share in Q3 Fiscal 2023.

Compared to Q3 Fiscal 2023, the Company's consolidated financial results in the current quarter were mainly impacted by i) increases of 11%, 17%, and 2%, respectively, in the realized selling prices for gold, silver, and lead, and a decrease of 15% in the realized selling price for zinc; ii) increases of 22% and 3%, respectively in gold and zinc sold and decreases of 8% and 16%, respectively, in silver and lead sold; iii) a decrease of 4% in per tonne production costs; iv) an improvement of $4.4 million in mark-to-market investments; and v) an increase of $5.0 million in the share of loss in associates.

Cash flow provided by operating activities in Q3 Fiscal 2024 was $23.6 million, down $2.1 million, compared to $25.7 million in Q3 Fiscal 2023. The Company ended the quarter with $198.3 million in cash, cash equivalents and short-term investments, up 5% compared to $189.1 million as at September 30, 2023.

Working capital as at December 31, 2023 was $159.6 million, up 3% compared to $154.3 million as at September 30, 2023.

CONSOLIDATED OPERATIONAL RESULTS

	Three months ended December 31,			Nine months ended December 31,
	2023	2022	Changes	2023	2022	Changes
Ore Production (tonne)
Ore mined	345,273	296,050	17%	921,958	887,135	4%
Ore milled
Gold ore	12,726	-	100%	36,419	-	100%
Silver ore	299,774	303,442	-1%	832,283	893,261	-7%
	312,500	303,442	3%	868,702	893,261	-3%
Metal Production
Gold (ounces)	1,342	1,100	22%	5,352	3,400	57%
Silver (in thousands of ounces)	1,684	1,853	-9%	5,054	5,511	-8%
Silver equivalent (in thousands of ounces)	1,795	1,949	-8%	5,520	5,802	-5%
Lead (in thousands of pounds)	16,763	20,059	-16%	50,644	57,130	-11%
Zinc (in thousands of pounds)	7,404	6,974	6%	18,826	19,886	-5%
Cash Costs
Production costs per tonne of ore processed ($)	74.26	77.73	-4%	77.57	82.25	-6%
All-in sustaining costs per tonne of ore processed ($)	136.86	136.90	0%	139.79	137.33	2%
Cash costs per ounce of silver, net of by-product credits ($)	(0.96)	(1.15)	17%	(0.74)	(0.68)	-9%
All-in sustaining costs per ounce of silver, net of by-product credits ($)	11.33	9.28	22%	10.72	8.94	20%

In Q3 Fiscal 2024, the Company mined 345,273 tonnes of ore, up 17% compared to 296,050 tonnes in Q3 Fiscal 2023. Ore milled in Q3 Fiscal 2024 was 312,500 tonnes, up 3% compared to 303,442 tonnes in Q3 Fiscal 2023. A total of 60,095 tonnes of ores were stockpiled at the Ying Mining District and will be processed in the fourth quarter during the Chinese New Year holiday.

In Q3 Fiscal 2024, the Company produced approximately 1,342 ounces of gold, 1.7 million ounces of silver, or approximately 1.8 million ounces of silver equivalent, plus 16.8 million pounds of lead and 7.4 million pounds of zinc, representing increases of 22% and 6%, respectively, in gold and zinc production, and decreases of 9% and 16%, respectively, in silver and lead production over Q3 Fiscal 2023. The decreases in silver and lead production were mainly due to i) lower head grades achieved due to mining sequences; ii) more ores stockpiled to be processed in the fourth quarter during the Chinese New Year holiday; and iii) 12,700 tonnes of gold ore with grades of 1.9 grams per tonne ("g/t") gold, 74 g/t silver, 1.0% lead and 0.1% zinc mined and processed, at the Ying Mining District.

In Q3 Fiscal 2024, the consolidated mining costs were $59.43 per tonne, down 5% compared to $62.69 per tonne in Q3 Fiscal 2023. The consolidated milling costs were $12.44 per tonne, down 1% compared to $12.56 per tonne in Q3 Fiscal 2023. Correspondingly, the consolidated production costs per tonne of ore processed were $74.26, down 4% compared to $77.73 in Q3 Fiscal 2023. The all-in sustaining production costs per tonne of ore processed in Q3 Fiscal 2024 were $136.89, a slight decrease compared to $136.90 in Q3 Fiscal 2023. The decrease was mainly attributed to higher ore production resulting in lower unit fixed costs allocation and an approximate 4% depreciation of the Chinese yuan against the US dollar over the same prior year period.

In Q3 Fiscal 2024, the consolidated cash costs per ounce of silver, net of by-product credits, were negative $0.96, compared to negative $1.15 in the prior year quarter. The consolidated all-in sustaining costs per ounce of silver, net of by-product credits, were $11.33 compared to $9.28 in Q3 Fiscal 2023. The increase was mainly due to i) a decrease of $2.5 million in by-product credits, offset by a decrease of $0.5 million in all-in sustaining costs; and ii) less silver sold resulting in higher unit costs per ounces of silver.

EXPLORATION AND DEVELOPMENT

	Capitalized Development and Expenditures								Expensed
	Ramp Development		Exploration and Development Tunnels		Drilling		Equipment & Mill and TSF	Total	Mining Preparation Tunnels	Drilling
	(Metres)	($ Thousand)	(Metres)	($ Thousand)	(Metres)	($ Thousand)	($ Thousand)	($ Thousand)	(Metres)	(Metres)
Q3 Fiscal 2024
Ying Mining District	3,986	$ 2,651	23,834	$ 9,612	39,085	$ 1,338	3,679	$ 17,280	10,010	24,693
GC Mine	81	108	3,747	1,688	10,912	250	218	2,264	2,145	12,327
Corporate and other	-	-	-	-	-	82	9	91	-	-
Consolidated	4,067	$ 2,759	27,581	$ 11,300	49,997	$ 1,670	$ 3,906	$ 19,635	12,155	37,020

Q3 Fiscal 2023
Ying Mining District	1,776	$ 1,294	15,527	$ 6,549	27,066	$ 895	3,250	$ 11,988	7,933	25,270
GC Mine	-	-	3,642	1,133	4,444	204	1,951	3,288	1,786	12,470
Corporate and other	-	-	-	-	978	268	95	363	-	-
Consolidated	1,776	$ 1,294	19,169	$ 7,682	32,488	$ 1,367	$ 5,296	$ 15,639	9,719	37,740

Total capital expenditures in Q3 Fiscal 2024 were $19.6 million, up 26% compared to $15.6 million in Q3 Fiscal 2023. The increase is mainly due to more tunneling development and exploration activities conducted in Q3 Fiscal 2024.

In Q3 Fiscal 2024, on a consolidated basis, a total of 87,017 metres or $2.4 million worth of diamond drilling were completed (Q3 Fiscal 2023 – 70,228 metres or $2.5 million), of which approximately 37,020 metres or $0.7 million worth of underground drilling were expensed as part of mining costs (Q3 Fiscal 2023 – 37,740 metres or $1.1 million) and approximately 49,997 metres or $1.6 million worth of drilling were capitalized (Q3 Fiscal 2023 – 32,448 metres or $1.4 million ). In addition, approximately 12,155 metres or $4.5 million worth of preparation tunnelling were completed and expensed as part of mining costs (Q3 Fiscal 2023 – 9,719 metres or $3.8 million), and approximately 31,648 metres or $14.1 million worth of tunnels, raises, ramps and declines were completed and capitalized (Q3 Fiscal 2023 – 20,945 metres or $9.0 million).

INDIVIDUAL MINE OPERATING PERFORMANCE

The table below summarizes the operating results at the Ying Mining District for the past five quarters and for the nine months ended December 31, 2023 and 2022.

Ying Mining District	Q3 F2024	Q2 F2024	Q1 F2024	Q4 F2023	Q3 F2023	Nine months ended December 31,
	December 31, 2023	September 30, 2023	June 30, 2023	March 31, 2023	December 31, 2022	2023	2022
Ore Production (tonne)
Ore mined	245,606	220,636	213,748	132,205	206,854	679,990	636,819
Ore milled
Gold ore	12,726	12,800	10,893	-	-	36,419	-
Silver ore	201,475	200,068	197,916	130,910	213,830	599,459	642,147
	214,201	212,868	208,809	130,910	213,830	635,878	642,147
Head grades
Silver (grams/tonne)	235	235	254	255	262	241	262
Lead (%)	3.5	3.5	3.6	3.6	4.0	3.5	3.9
Zinc (%)	0.7	0.7	0.7	0.6	0.7	0.7	0.7
Recovery rates
Silver (%)	94.9	95.0	95.1	95.2	95.7	95.0	95.7
Lead (%)	94.8	95.0	95.5	95.3	95.4	95.1	95.0
Zinc (%)	71.4	71.1	69.6	68.3	66.4	70.7	62.3
Cash Costs
Cash production cost per tonne of ore processed ($)	84.01	102.42	88.66	95.23	93.04	84.33	92.35
All-in sustaining cost per tonne of ore processed ($)	143.80	170.69	141.21	127.89	156.07	140.20	141.66
Cash cost per ounce of Silver, net of by-product credits ($)	(0.09)	1.37	0.24	1.86	0.28	(0.38)	0.78
All-in sustaining cost per ounce of silver, net of by-product credits ($)	8.99	11.33	7.66	6.82	8.60	8.04	7.71
Metal Production
Gold ( ounces)	1,342	1,552	1,000	1,100	1,200	5,352	3,400
Silver (in thousands of ounces)	1,511	1,597	997	1,674	1,657	4,665	5,083
Lead (in thousands of pounds)	14,552	15,382	9,688	17,647	16,201	43,471	49,316
Zinc (in thousands of pounds)	2,153	2,113	1,164	2,082	1,976	6,510	6,060

The table below summarizes the operating results at the GC Mine for the past five quarters and for the nine months ended December 31, 2023 and 2022.

GC Mine	Q3 F2024	Q2 F2024	Q1 F2024	Q4 F2023	Q3 F2023	Nine months ended December 31,
	December 31, 2023	September 30, 2023	June 30, 2023	March 31, 2023	December 31, 2022	2023	2022
Ore Production (tonne)
Ore mined	99,667	89,472	49,643	89,196	75,054	241,968	250,316
Ore milled	98,299	86,286	48,483	89,612	75,381	232,824	251,114
Head grades
Silver (grams/tonne)	68	80	88	75	72	72	73
Lead (%)	1.1	1.4	1.3	1.4	1.2	1.2	1.3
Zinc (%)	2.7	2.7	2.5	2.8	2.7	2.7	2.8
Recovery rates
Silver (%)	80.3	82.7	78.9	83.0	81.0	81.8	82.5
Lead (%)	90.9	90.7	90.9	90.3	88.5	90.7	89.6
Zinc (%)	90.1	90.4	89.3	90.1	89.6	90.2	90.1
Cash Costs
Cash production cost per tonne of ore processed ($)	50.38	67.34	52.35	59.84	57.92	58.50	56.51
All-in sustaining cost per tonne of ore processed ($)	76.84	84.79	88.26	78.31	81.68	86.93	83.02
Cash cost per ounce of Silver, net of by-product credits ($)	(8.95)	(3.10)	(13.72)	(12.13)	(22.42)	(4.69)	(16.08)
All-in sustaining cost per ounce of silver, net of by-product credits ($)	8.01	5.93	5.02	(0.73)	(7.48)	11.98	(0.71)
Metal Production
Silver (in thousands of ounces)	173	183	109	179	141	431	481
Lead (in thousands of pounds)	2,211	2,434	1,250	2,412	1,782	5,282	6,350
Zinc (in thousands of pounds)	5,251	4,708	2,413	4,892	4,010	12,308	13,927

OPERATING OUTLOOK

The Company is currently refining the mine plan and expects to provide Fiscal 2025 guidance along with the release of Fiscal 2024 production results in April 2024.

In the fourth quarter of Fiscal 2024, the Company expects to process 215,000 to 240,000 tonnes of ore to produce approximately 1,200 to 1,300 ounces of gold, 1.1 to 1.3 million ounces of silver, 11.5 to 13.5 million pounds of lead, and 4.5 to 5.0 million pounds of zinc, representing production increases of 11% to 30% in ore, 20% to 30% in gold, 0% to 17% in silver, 5% to 20% in lead, and 26% to 40% in zinc compared to the production results in the same quarter last year.

CONFERENCE CALL DETAILS

A conference call to discuss these results will be held tomorrow, Friday, February 9, at 9:00 am PDT (12:00 pm EDT). To participate in the conference call, please dial the numbers below.

Canada/USA TF: 888-664-6383

International/Local Toll: 416-764-8650

Conference ID: 84281283

Participants should dial-in 10 – 15 minutes prior to the start time.  A replay of the conference call and transcript will be available on the Company's website at www.silvercorpmetals.com

Mr. Guoliang Ma, P.Geo., Manager of Exploration and Resources of the Company, is the Qualified Person as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") and has reviewed and given consent to the technical information contained in this news release.

About Silvercorp

Silvercorp is a Canadian mining company producing silver, gold, lead, and zinc with a long history of profitability and growth potential. The Company's strategy is to create shareholder value by 1) focusing on generating free cashflow from long life mines; 2) organic growth through extensive drilling for discovery; 3) ongoing merger and acquisition efforts to unlock value; and 4) long term commitment to responsible mining and sound Environmental, Social, and Governance ("ESG") practices. For more information, please visit our website at www.silvercorpmetals.com.

For further information
Silvercorp Metals Inc.
Lon Shaver
President
Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorpmetals.com

ALTERNATIVE PERFORMANCE (NON-IFRS) MEASURES

This news release should be read in conjunction with the Company's Management Discussion & Analysis ("MD&A"), the unaudited condensed interim consolidated financial statements and related notes contains therein for the three and nine months ended December 31, 2023, which have been posted on SEDAR+ under the Company's profile at www.sedarplus.ca and on EDGAR at www.sec.gov, and are also available on the Company's website at www.silvercorpmetals.com  under the Investor section. This news release refers to various alternative performance (non-IFRS) measures, such as adjusted earnings and adjusted earnings per share, cash costs and all-in sustaining costs per ounce of silver, net of by-product credits, production costs and all-in sustaining production costs per tonne of ore processed, silver equivalent, and working capital. These measures are widely used in the mining industry as a benchmark for performance, but do not have standardized meanings under IFRS as an indicator of performance and may differ from methods used by other companies with similar description.  The detailed description and reconciliation of these alternative performance (non-IFRS) measures have been incorporated by reference and can be found on page 32, section 11 – Alternative Performance (Non-IFRS) Measures in the MD&A for the three and nine months ended December 31, 2023 filled on SEDAR at www.sedarplus.ca and EDGAR at www.sec.gov and which is incorporated by reference here in.

CAUTIONARY DISCLAIMER - FORWARD-LOOKING STATEMENTS

Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian and US securities laws (collectively, "forward-looking statements"). Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "is expected", "anticipates", "believes", "plans", "projects", "estimates", "assumes", "intends", "strategies", "targets", "goals", "forecasts", "objectives", "budgets", "schedules", "potential" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.  Forward-looking statements relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company's material properties; the sufficiency of the Company's capital to finance the Company's operations; estimates of the Company's revenues and capital expenditures; estimated production from the Company's mines in the Ying Mining District and the GC Mine; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company's operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company's properties.

Actual results may vary from forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks relating to: global economic and social impact of public health crises; fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licences; title to properties; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company's existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company's Annual Information Form under the heading "Risk Factors" and in the Company's Annual Report on Form 40-F, and in the Company's other filings with Canadian and U.S. securities regulators.  Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended.  Accordingly, readers should not place undue reliance on forward-looking statements.

The Company's forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management as of the date of this news release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements if circumstances or management's assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements. Assumptions may prove to be incorrect and actual results may differ materially from those anticipated. Consequently, guidance cannot be guaranteed. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

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CNW 17:05e 08-FEB-24